NO ACT

RE
11-12-09



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



09013108

December 16, 2009

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 12/16/09

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue NW
Washington, DC 20036-5306

Re: General Electric Company
Incoming letter dated November 12, 2009

Dear Mr. Mueller:

This is in response to your letter dated November 12, 2009 concerning the shareholder proposal submitted to GE by Gwendolen Noyes. We also have received a letter on the proponent's behalf dated December 9, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Timothy Smith
Senior Vice President
Walden Asset Management
One Beacon Street
Boston, MA 02108

December 16, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: General Electric Company
Incoming letter dated November 12, 2009

The proposal recommends that the board adopt a policy requiring that the proxy statement for each annual meeting contain a proposal, submitted by and supported by company management, seeking an advisory vote of shareholders to ratify and approve the board Compensation Committee Report and the executive compensation policies and practices set forth in the Compensation Discussion and Analysis.

We are unable to concur in your view that GE may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that GE may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Rose A. Zukin
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.


Walden Asset Management
Investing for social change since 1975

December 9, 2009

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *General Electric Company*
Shareowner Proposal of Gwendolen Noyes
Exchange Act of 1934 – Rule 14a-8

Dear Ladies and Gentlemen:

I am responding to a No Action Request sent on November 12th by Ronald Mueller of Gibson, Dunn & Crutcher LLP on behalf of General Electric Company. Mr. Mueller's letter relates to a shareholder resolution by Ms. Gwendolen Noyes seeking an Advisory Vote on executive pay. Ms. Noyes is a client of Walden Asset Management which serves as her investment manager, I am responding on her behalf as a Senior Vice President at Walden Asset Management.

INTRODUCTION:

Ms. Noyes resolution is one of scores of such resolutions filed with companies this year seeking an Advisory Vote on executive pay, often described as "Say on Pay".

In last year's proxy season, approximately 100 companies received a resolution with this focus. Shareholders expressed strong support for this governance reform with votes in favor averaging in the 46% range and over 25 companies receiving votes over 50% in favor. To date, over 30 companies have agreed to voluntarily implement Say on Pay and of course TARP companies are required to propose an Advisory Vote in their proxy for investors to vote on. This last year we believe over 300 TARP companies implemented such votes.

A Division of Boston Trust & Investment Management Company
One Beacon Street, Massachusetts 02108 617.726.7250 or 800.282.8782 fax 617.227.3664

Last year General Electric had a shareholder proposal requesting an Advisory Vote that received 43.2% vote in favor, a remarkably strong indication of investor support for this new policy despite the fact that General Electric is not a company criticized publicly for its pay philosophy, practices or disclosures. In 2008 the vote was 38.2%.

While the Resolved clause is framed differently than last year's resolution sponsored by the Communication Workers of America, Ms. Noyes' resolution continues the tradition seeking this reform.

Mr. Mueller's letter acknowledges the drastically changed context of the Advisory Vote discussion in 2009 when it states "The company understands that Congress is considering prescribing an advisory vote on executive compensation for all U.S. companies, and the Company, of course, would comply with any legal obligation to provide an advisory vote."

Indeed, many companies and investors expect the Advisory Vote will be legislated and become a reality for companies with annual votes, similar to the election of Directors or ratification of the Auditors.

In realty, there is a very different climate regarding the Advisory Vote today compared to even three years ago.

For example, the

- President of the United States and Treasury Secretary have both endorsed the Advisory Vote.
- The Chair of the Securities and Exchange Commission Ms. Mary Schapiro, has stated her support for an Advisory Vote as have two other Commissioners. Ms. Schapiro stated in May 2009 in an interview with Personal Finance that "shareholders across America are concerned with large corporate bonuses in situations in which they, as the company's owners, have seen declining performance. Many shareholders have asked Congress for the right to voice their concerns about compensation through an advisory "say on pay." Congress provided this right to shareholders in companies that received TARP funds, and I believe shareholders of all companies in the U.S. markets deserve the same right."
- The House of Representatives passed a bill in the last session of Congress, including the annual Advisory Vote. This is also included in current bills before the U.S. Senate and House of Representatives.
- Numerous investors, including institutional investors with trillions of dollars of Assets Under Management, have spoken in support of the Advisory Vote and voted proxies in favor of resolutions urging Say on Pay.

In fact, shareholders at PepsiCo, Johnson & Johnson and XTO Energy voted on this identical resolved clause with a 49.4% vote in favor at PepsiCo, 46.3% at Johnson & Johnson and 51.5% at XTO Energy.

- In Canada the Canadian Coalition for Good Governance has worked with a number of leading Canadian banks which decided to adopt Say on Pay and have provided model resolution language for banks to use in their proxy statements for management or Board sponsored resolutions.

- The general concept of the Advisory Vote seems well understood even when Boards or management prefer not to implement this reform. In fact, numerous companies, which have adopted Say on Pay, have begun an expanded investor communication programs to seek feedback from their shareowners on various aspects of their pay philosophy practice and transparency.

- The Treasury Department clearly believes that the Advisory Vote is a necessary tool for accountability on compensation since they required all companies under TARP to include such a vote in the last proxy season. The experience from such votes are useful since in the vast number of cases the vote was an un-dramatic, routine discipline with overwhelming votes supporting the Board sponsored proposal.

  However, in a minority of cases, investors used the vote to register strong concerns about the compensation package sometimes voting against selected Directors as well.

In short, Ms. Noyes and Walden Asset Management believe, as other proponents do, that the Advisory Vote is an idea whose time has come and is a necessary and timely reform. It allows investors to apply reasonable checks and balances on executive compensation through an Advisory Vote which, combined with investor communication programs, will help a Board and management receive meaningful feedback from their owners.

While we understand the position of companies like General Electric which oppose the concept of the Advisory Vote and also seek to have their proxy statements as free as possible of any shareholder resolutions, nevertheless, this seems like a last ditch attempt to hold back the inevitable by refusing to let General Electric shareholders vote on a shareholder resolution seeking this change.

We believe Mr. Mueller's letter to the Securities and Exchange Commission fails to sustain the burden of proof required to demonstrate why the Proposal may be excluded and therefore we respectfully request that the Securities and Exchange Commission decline to issue a No Action decision.

ANALYSIS:

Mr. Mueller's letter makes several points he argues are the basis for exclusion.

1. **Proposal is vague, indefinite and misleading –**

   This is the major augment presented in the General Electric letter which draws heavily on the letters sent last year by Ryland, Jefferies, etc.

   We would argue in response

- There is a new context for the advisory vote discussion.
- That a number of companies have taken the language in the resolution to General Electric, adapted it as their own, and presented it for a vote by their investors as a Board sponsored resolution.
- That companies that had votes on the shareholder proposal with the General Electric proposal language i.e. XTO Energy, Johnson & Johnson and PepsiCo, had strong shareholder votes in the 46% - 51% range indicating shareowners knew what they were voting on and were not confused by this language.
- We agree with the points TIAA-CREF made in their Ryland letters to the Securities and Exchange Commission last year that the intent of this resolution is clear and that it attempts to provide flexibility for the Board and management as they craft a Board sponsored proposal for shareholder vote.
- That the Securities and Exchange Commission's XTO Energy decision on this resolution demonstrates different responses last season from the staff and does not set a definite precedent on this issue.
- And finally, with the considerably changed context before us, that the staff should review the resolution before General Electric with fresh eyes.

The first argument requests exclusion under 14a-8(i)(3) because the proposal is vague, indefinite and misleading.

One Beacon Street, Massachusetts 02108 617.726.7250 or 800.282.8782 fax 617.227.3664

It is important to state at the outset that Mr. Mueller and General Electric staff and Board are well informed about the ongoing debate on the Advisory Vote. In fact, General Electric had a vote on this issue in both 2007 and 2008.

General Electric has watched the steps other companies took when they decided to implement the vote, and have talked to proponents thus gaining wide-ranging insights into the overall rationale for Say on Pay and what proponents seek. Thus their arguments that the resolution is vague and something they purport not to understand is disingenuous.

We believe General Electric has a high level of knowledge of the goals and specific objectives of Say on Pay.

Importantly, companies who talk to proponents know that the goal of the resolution is not to prescribe a specific formula or actual language for the resolution a Board and management would put in the proxy. In fact, if General Electric were to agree that the company would present an Advisory Vote in the proxy, proponents would be pleased to let them draft the language without prescribing the exact text. Thus General Electric's confusion would be quickly eliminated since they could craft the text of their resolution.

Mr. Mueller's letter argues the resolution and supporting statement are vague, that the proposal is therefore misleading and that neither the stockholders at large nor the company implementing the proposal would be able to determine with any reasonable certainty what the proposal would entail.

The General Electric letter seeks to create confusion where none exists. In fact, investors who voted on this exact resolution text at PepsiCo, XTO Energy and Johnson and Johnson last year seemed quite clear what they were voting for and provided high votes in the 44% to 51% range similar to the level of votes the other version of the resolution text received.

There was no widespread confusion, debate in the press, nor criticism of this resolution language by investors or Proxy Advisory firms.

Investors who voted on two slightly different versions of the Advisory Vote shareholder resolution (the TIAA-CREF version which is this year's text before General Electric) and the more widely used version (which was the text General Electric had in their proxy for the last two years), were seen by investors to be variations of the same theme and were both supported by strong votes.

We strongly disagree that the proposal is vague and indefinite and thus misleading. This argument is especially fallacious in light of the very different context in 2009 (as described in the introduction of this letter) compared to 2006 and 2007 when the Say on Pay issue was in a more nascent stage. There is

much more sophisticated knowledge today by both companies and investors regarding the details of implementing Say on Pay. There have been literally hundreds of articles and analysis as well as implementation of the Advisory Vote by over 350 companies (including TARP companies). This experience in the business community will guide General Electric if they were to implement an Advisory Vote.

In addition, various companies that are actually implementing advisory vote have utilized different language in their proxies as the company provides shareowners an opportunity to cast a vote on executive pay.

For example, H & R Block and Zales (where former Securities and Exchange Commission Chair Richard Breeden is a non-executive Chair of the Board at H &R Block and a member of the Zales Board) have recommended votes for company sponsored resolutions following the TIAA-CREF recommended language which is before General Electric this year. Obviously their Boards and management felt this language was not vague or misleading nor would it result in any form of sanctions against them.

In 2009 Intel Corporation responded positively to a shareholder resolution and submitted an advisory vote resolution from the Board. The Intel 2009 proxy states "*The Board of Directors asks you to consider the following statement: "Do you approve of the Compensation Committee's compensation philosophy, policies and procedures as described in the "Compensation Discussion and Analysis" section of this proxy statement?"*

The Board of Directors recommends that you vote in favor of the Compensation Committee's compensation philosophy, policies and procedures as described in "Compensation Discussion and Analysis" by voting "FOR" this proposal."

As we can see, the Board's resolution appearing in the Intel proxy asks for a vote in favor of the Compensation Committee's philosophy, policies and procedures as described in the Compensation Discussion and Analysis, which is very similar to the shareholder resolution presented to General Electric.

The list goes on. Aflac, the first company to adopt Say on Pay voluntarily, frames their resolution as follows in their 2008 proxy.

"*Resolved, that the shareholders approve the overall executive pay-for-performance compensation policies and procedures employed by the Company, as described in the Compensation Discussion and Analysis and the tabular disclosure regarding named executive officer compensation (together with the accompanying narrative disclosure) in this Proxy Statement.*"

Again Aflac seems comfortable in asking for a vote on policies and practices described in the Compensation Discussion and Analysis along with information in the proxy statement.

Further, RiskMetrics, now a public company, provides a non-binding advisory vote on three different aspects of RiskMetrics' executive pay. One section of the vote states

A. *"RESOLVED that the shareholders approve the Company's overall executive compensation philosophy, policies and procedures, as described in the Compensation Discussion and Analysis (Sections I and II) in this Proxy Statement."*
And in a second vote, RiskMetrics asks for a vote on

B. *"RESOLVED that the shareholders approve the application of the Company's compensation philosophy, policies and procedures to evaluate the 2008 performance of, and award compensation based on, certain key objectives, as described in the Compensation Discussion and Analysis (Section V) in this Proxy Statement."*

So we have companies that have presented their own Board backed resolutions for a vote similar to the language of the General Electric resolution.

And we have a number of companies, PepsiCo, Johnson & Johnson and XTO Energy that presented this language in a shareholder resolution for a vote by investors.

In short, we believe the experience of both investors and companies over the last year make the request in this resolution clear and direct rather than vague and misleading.

No Action Letter Precedent -

In his analysis on page 3, Mr. Mueller mentions several Securities and Exchange Commission precedents which he believes supports the case for a No Action letter e.g. The Ryland Group letter February 7, 2008. The letter continues to list 2006 and 2007 No Action letters which supposedly would also close the door on the General Electric resolution.

But he mentions only in passing an Securities and Exchange Commission decision with XTO Energy (February 13, 2000), where the Securities and Exchange Commission staff were unable to concur in the request for a No Action Letter.

Moreover, reference to the Sara Lee letter ignores the point made in TIAA-CREF's letter by Hye-Won Choi, Head of Corporate Governance, dated January 9, 2008. Her letter comments on the Sara Lee issue when it states *"the staff concurred that Rule 14a-8(i)(3) could be used as a basis to exclude a proposal that shareholders be given the opportunity at each annual meeting to vote on an advisory resolution to*

approve the Report of the Compensation and Employee Benefits Committee (the "Sara Lee Proposal"). However, because the content of the Compensation Committee Report was revised by the new executive compensation rules following the deadline for submitting proposals, the Staff permitted the proponent to revise the proposal to make clear that the advisory vote would relate to the description of the company's objectives and policies regarding NEO compensation that is included in the Compensation Discussion and Analysis report. The Staff went on to say that such a revised proposal may not be excluded under Rule 14a-8(i)(3). Thus, the Proposal, which, like the revised Sara Lee Proposal, makes clear that the advisory vote would relate to the company's executive compensation policies and practices set forth in the Compensation Discussion and Analysis, may not be excluded under Rule 14a-8(i)(3)."

Equally important are additional points made in TIAA-CREF's letter dated January 9, 2009 to the Securities and Exchange Commission which explains in detail that the goal of this resolution and TIAA-CREF was not to dictate the specific language the Board sponsored advisory vote, but to give management and the Board the freedom and flexibility to craft their own language.

This 2009 resolution to General Electric based on the TIAA-CREF resolution text is formed with the same goals in mind.

"The Proposal requests that Ryland's Board of Directors (the "Board") adopt a policy by which the Company would be required to submit a non-binding proposal each year seeking an advisory vote of shareholders to ratify and approve the Compensation Discussion and Analysis Report and the executive compensation policies and practices set forth in the Company's Compensation Discussion and Analysis ("CD&A"). The intent of the Proposal is to provide Ryland's management and Board with the maximum amount of flexibility. The Proposal gives Ryland's management and Board, who are responsible for the design, implementation and disclosure of the Company's compensation policies and practices, the ability to develop and submit the Proposal in any manner that they believe is appropriate. Thus, the intent is to put the advisory vote mechanism into the hands of Ryland's management and Board."

"CREF recognizes the limited content of the Compensation Committee Report and realizes that the detailed discussion of Ryland's compensation policies and practices for its NEOs is set forth in the CD&A. However, CREF believes it is important to obtain a shareholder advisory vote on the Compensation Committee Report as well as the CD&A in an effort to take a holistic approach to the compensation decision making process. The purpose of the Proposal is to hold Ryland's Board as well as its management accountable for the role of each in connection with the Company's executive compensation decisions and related disclosure.

Under the new executive compensation rules, management is responsible for the content of the CD&A and the Board's Compensation Committee is responsible for reviewing the compensation disclosure included in the CD& and approving its inclusion in the proxy statement. In order to hold the Board accountable for its decision to approve the inclusion of the CD&A in the proxy statement, the advisory vote must permit shareholders to vote on the Compensation Committee Report as well as the CD&A. Thus, to permit an advisory vote on the CD&A without also permitting a vote on the Compensation Committee Report would be insufficient."

2. United Kingdom example and others are misleading

Mr. Mueller's letter (page 5) goes onto argue that the proposal and supporting statement are vague and misleading since the supporting statement describes the United Kingdom voting practice and explains that this vote "gives shareholders a clear voice that could help shape executive compensation."

Mr. Mueller's letter then makes a gigantic leap of logic, arguing that simply by citing a British example that we misled U.S. investors into believing that the system and its results would work the same way in the United States.

Certainly, proponents are free to cite other international examples in the general area of Advisory Votes without misleading investors who are intelligent enough to differentiate a United Kingdom, Canadian or Dutch example from the U.S. context.

In addition, Mr. Mueller goes onto state that other points highlighting proponents various beliefs about the proposal impact are misleading simply because they highlight the value of Say on Pay using various examples.

Certainly General Electric is free to argue in the Statement of Opposition to investors that they disagree with some of the points made. But making a variety of different arguments in the Supporting Statement does not result in a vague and misleading resolution. It simply constitutes a package of arguments that General Electric disagrees with.

There is no "fundamental uncertainty" established by the proposal as a whole, simply different arguments buttressing the overall cause.

3. Unclear on who should act

Mr. Mueller's letter on page 7 argues the resolution is unclear regarding who should act – Management or the Board. However, the resolution clearly states "the shareholders of General Electric recommend that the Board of Directors adopt a policy" – thus requesting that the Board take action to adopt a policy putting the Board in complete control of the decision and direction of the policy requested.

The resolution then goes on to explain that the policy would have the proxy statement include an Advisory Vote proposal submitted and supported by company Management – in other words, this would be the company's proposal just like the election of Directors and ratification of Auditors are proposals coming from the company not investors. That is the simple goal of the proposal.

Clearly the Board is in charge of the process and their authority is undiminished when they decide if there is to be an Advisory Vote. We believe investors will not interpret this resolution as stripping the Board of its authority.

Mr. Mueller goes on at length in his letter arguing that the term "submitted by and supported by company management" would greatly confuse investors.

Again, experience proves otherwise. The identical resolution voted upon last year at XTO Energy, Johnson & Johnson or PepsiCo did not seem to confuse proxy voters or muddle their decision making. No mention was made of this controversy or confusion proposed by Mr. Mueller.

Investors knew full well the resolution was asking the Board to develop a policy that would have the company implement an annual Advisory Vote included in the proxy with the resolution presented by the company in contrast to the resolutions submitted investors.

To provide a No Action Letter based on Mr. Mueller's concocted view of what would confuse investors would be an error.

However, if the Securities and Exchange Commission were to agree with Mr. Mueller's argument, we would be pleased to drop the word "management" so the proposal would read "submitted by and supported by the Company" or alternatively add the word "Board" after the word "Company" so it would read "submitted by and supported by the company's Board."

CONCLUSION:

We believe that Mr. Mueller and General Electric have not acknowledged the changing context of the Say on Pay discussion and further they have not established a convincing burden of proof that would allow the Securities and Exchange Commission to provide the No Action Letter requested.

We request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2010 proxy.

Sincerely,

Timothy Smith
Senior Vice President
Walden Asset Management

Cc: Gwendolen Noyes – Proponent
Craig Beazer – Corporate Secretary, General Electric
Ronald Mueller – Gibson, Dunn & Crutcher LLP

GIBSON, DUNN & CRUTCHER LLP

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rmueller@gibsondunn.com

November 12, 2009

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C 32016-00092

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *General Electric Company*
Shareowner Proposal of Gwendolen Noyes
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that our client, General Electric Company (the "Company"), intends to omit from its proxy statement and form of proxy for its 2010 Annual Meeting of Shareowners (collectively, the "2010 Proxy Materials") a shareowner proposal (the "Proposal") and statements in support thereof (the "Supporting Statements") received from Gwendolen Noyes (the "Proponent") relating to an advisory vote on executive compensation.

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2010 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareowner proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with

respect to this Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> RESOLVED—the shareholders of General Electric recommend that the board of directors adopt a policy requiring that the proxy statement for each annual meeting contain a proposal, submitted by and supported by Company Management, seeking an advisory vote of shareholders to ratify and approve the board Compensation's Committee Report and the executive compensation policies and practices set forth in the Company's Compensation Discussion and Analysis.

A copy of the Proposal is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We believe that the Proposal may properly be excluded from the 2010 Proxy Materials pursuant to Rule 14a-8(i)(3), which allows exclusion if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy materials. As discussed below, this basis applies with respect to the Proposal and Supporting Statements because when read together they are vague and materially false and misleading.

The Proponent submitted the Proposal to the Company in a letter dated November 2, 2009, which the Company received on November 3, 2009. The Proponent did not include with the Proposal a written statement that she intends to continue holding the requisite number of Company shares through the date of the Company's 2010 Annual Meeting of Shareowners. Accordingly, the Company is seeking verification from the Proponent of her intent to continue holding the requisite number of shares through the date of the 2010 Annual Meeting. Specifically, the Company is sending a letter concurrently with the filing of this no-action request, which is within 14 calendar days of the Company's receipt of the Proposal, notifying the Proponent of the requirements of Rule 14a-8 and how the Proponent can cure the procedural deficiency (the "Deficiency Notice"). The Company will notify the Staff supplementally if the Proponent does not provide a satisfactory response to the Deficiency Notice.

ANALYSIS

I. The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because The Proposal Is Impermissibly Vague, Indefinite And Misleading.

The Staff consistently has taken the position that when the resolution contained in a proposal or the proposal and supporting statement read together are vague and indefinite, the proposal is misleading and therefore excludable under Rule 14a-8(i)(3) because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB 14B"). *See also Dyer* v. *SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail."). The Staff also affirmed in SLB 14B that a proposal may be excluded under Rule 14a-8(i)(3) when a factual statement in the proposal or supporting statement is materially false or misleading.

The Proposal seeks to have the Board implement a policy requiring a proposal to be included in the Company's proxy materials for each annual meeting, which is to be submitted by and supported by management, seeking an advisory vote of shareowners to ratify and approve the Compensation Committee Report and the executive compensation policies and practices as set forth in the Company's Compensation Discussion and Analysis.

The Staff has concurred in the exclusion of virtually identical proposals under Rule 14a-8(i)(3) as false and misleading under Rule 14a-9. *See Jefferies Group, Inc.* (avail. Feb. 11, 2008, reconsideration denied Feb. 25, 2008) (concurring in the exclusion of a proposal almost identical to the Proposal as materially false and misleading); *The Ryland Group, Inc.* (avail. Feb. 7, 2008) (same). *But see XTO Energy Inc.* (avail. Feb. 13, 2008) (Staff was unable to concur that the company had met its burden of establishing that it could exclude the proposal). Similarly here, for the reasons set forth below, both individually and collectively, the language and intent of the Proposal and the Supporting Statements are so inherently vague and indefinite that neither the shareowners in voting on the Proposal, nor the Board in implementing the Proposal, would be able to determine with any reasonable certainty the actions required by the Proposal. Thus, the Proposal is so vague and indefinite as to be misleading and, therefore, is excludable under Rule 14a-8(i)(3).

A. The Proposal Is Excludable Because It Is Unclear What The Shareowner Advisory Vote Should Address.

The Staff previously has concurred in the exclusion of similar proposals regarding advisory votes on Compensation Committee Reports in proxy statements, where such proposals are vague or misleading as to the objective or effect of the proposed advisory vote. *See Sara Lee*

Corp. (avail. Sept. 11, 2006). *See also Energy Corp.* (avail. Feb. 14, 2007); *Safeway Inc.* (avail. Feb. 14, 2007); *Energy East Corp.* (avail. Feb. 12, 2007); *WellPoint Inc.* (avail. Feb. 12, 2007); *Burlington Northern Sante Fe Corp.* (avail. Jan. 31, 2007); *Johnson & Johnson* (avail. Jan. 31, 2007); *Allegheny Energy, Inc.* (avail. Jan. 30, 2007); *The Bear Stearns Companies Inc.* (avail. Jan. 30, 2007); *PG&E Corp.* (avail. Jan. 30, 2007) (each concurring in the exclusion of a proposal regarding an advisory vote on the Compensation Committee report as materially false or misleading).

For example, the proposal in *Sara Lee* requested the company to adopt a policy that the company's shareowners "be given the opportunity . . . to vote on an advisory resolution . . . to approve the report of the Compensation and Employee Benefits Committee set forth in the proxy statement." The Staff concurred that the proposal was materially false or misleading under Rule 14a-8(i)(3), stating:

> The proposal's stated intent to "allow stockholders to express their opinion about senior executive compensation practices" would be potentially materially misleading as shareholders would be voting on the limited content of the new Compensation Committee Report, which relates to the review, discussions and recommendations regarding the Compensation Discussion and Analysis disclosure rather than the company's objectives and policies for named executive officers described in the Compensation Discussion and Analysis.

The analysis in *Sara Lee* differs from proposals where an advisory vote was sought that was specifically aimed at the compensation of named executive officers as disclosed in the company's Summary Compensation Table and the narrative accompanying such tables. In those situations, the Staff was unable to concur in the exclusion of the proposals under Rule 14a-8(i)(3). *See Zions Bancorporation* (avail. Feb. 26, 2009); *Allegheny Energy, Inc.* (avail. Feb. 5, 2008); *Burlington Northern Sante Fe Corp.* (avail. Jan. 22, 2008); *Jones Apparel Group, Inc.* (avail. Mar. 28, 2007); *Affiliated Computer Services* (avail. Mar. 27, 2007), *Blockbuster, Inc.* (avail. Mar. 12, 2007); *Northrop Grumman Corp.* (Feb. 14, 2007); *Clear Channel Communications* (avail. Feb. 7, 2007) (in each case, the Staff was unable to concur in exclusion under Rule 14a-8(i)(3) of a proposal that sought an advisory vote on the amount of compensation disclosed in the proxy statement's Summary Compensation Table for the named executive officers).

As with the proposals in *Jefferies Group* and *The Ryland Group*, the Proposal includes a *Sara Lee*–type request that the Company provide for a shareowner advisory vote on the Board's Compensation Committee Report *and* for an advisory vote on the executive compensation policies and practices set forth in the Company's Compensation Discussion and Analysis. As in *Jefferies Group* and *The Ryland Group*, the Proposal and Supporting Statements are clear that the Proposal seeks a single combined advisory vote, but the Proposal and Supporting Statements are vague and have misleading statements as to the intended operation and effect of the proposed

vote. The Proposal and Supporting Statements are vague, ambiguous and misleading in a number of respects.[1]

First, the Proposal and Supporting Statements are vague and misleading as to the effect or objective of implementing an advisory vote on the Compensation Committee Report. Under the Commission's disclosure rules, the Compensation Committee Report is not a substantive executive compensation disclosure but instead is a corporate governance process disclosure, set forth in Item 407(e) of Regulation S-K.[2] However, the Supporting Statements include the statement that, "in the United Kingdom, public companies allow shareholders to cast a vote on the 'directors' remuneration report,' which discloses executive compensation," and the Supporting Statements assert that "[s]uch a vote ... gives shareholders a clear voice that could help shape senior executive compensation." These sentences misleadingly suggest that providing an advisory vote to ratify and approve the Board Compensation Committee Report likewise would constitute a vote on a report that discloses compensation and could "help shape executive compensation." Thus, as noted by the Staff in *Sara Lee,* the Proposal's intent to allow shareowners to express their opinion about senior executive compensation practices would be materially misleading when applied to the limited content of the Compensation Committee Report. Absent any other discussion in the Proposal or the Supporting Statements as to the effect of an advisory vote on the Board Compensation Committee Report, the proposal misleadingly indicates that such a vote would convey meaningful information regarding the Company's executive compensation.

Second, the Supporting Statements have conflicting statements as to the intended objective or effect of the Proposal's combined vote "to ratify and approve the board Compensation's Committee Report and the executive compensation policies and practices set forth in the Company's Compensation Discussion and Analysis." For example, the Supporting Statements assert that "An Advisory Vote [a term that is not defined in the Proposal or Supporting Statements] establishes an annual referendum process for shareholders about senior

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[1] The fact that the second and sixth paragraphs of the Supporting Statements refer to votes on shareowner proposals seeking advisory votes on executive compensation, while the fourth and fifth paragraphs of the Supporting Statements address actual advisory resolutions submitted for votes by various companies, adds to the confusion and ambiguity of what is being proposed and how the Proposal is intended to operate.

[2] Under Item 407(e)(5) of Regulation S-K, the Compensation Committee Report simply states whether the compensation committee reviewed and discussed the Compensation Discussion and Analysis with management and, based on the review and discussions, whether the compensation committee recommended to the board of directors that the Compensation Discussion and Analysis be included in the company's annual report and proxy statement.

executive compensation," and they explain that the Proponent believes that "this vote would provide our board and management useful information from shareholders on the company's senior executive compensation especially when tied to an innovative investor communication program." However, other language in the Supporting Statements creates confusion by suggesting that the goal and effect of the Proposal is to provide shareowners an opportunity to vote on whether the Company's executive compensation policies and procedures have been adequately explained. For example, the last paragraph of the Supporting Statements suggests that the requested vote is intended to address how clearly or effectively a company communicates about its executive compensation programs.[3] Thus, the Proposal and Supporting Statements are vague and indefinite on what exactly is to be voted on and how those objectives are to be achieved through a combined vote on the Compensation Committee Report and the policies and practices set forth in the Compensation Discussion and Analysis.

The Proposal requests that the "the board of directors adopt a policy requiring that the proxy statement for each annual meeting contain a proposal . . . seeking an advisory vote of shareholders to ratify and approve the board Compensation's Committee Report and the executive compensation policies and practices set forth in the Company's Compensation Discussion and Analysis." As with the proposals in *Sara Lee*, *Jefferies Group* and *The Ryland Group*, the Proposal is materially misleading because, following the Commission's adoption of new compensation disclosure rules, the Compensation Committee Report will not contain the information that the Proposal indicates shareowners will be voting on, namely, the Company's executive compensation policies. Further, given the vague and conflicting statements in the Proposal and the Supporting Statements as to the operation and effect of the combined advisory vote that is sought by the Proposal, it is not possible for shareowners in voting on the Proposal or for the Board, if it were to seek to implement the proposal, to determine what is called for under the Proposal. The language of the proposal and the Supporting Statements creates a fundamental uncertainty as to whether the advisory vote would relate in some way to the actions by the Board that are described in the Compensation Committee Report, the clarity or effectiveness of the Company's compensation disclosures or the substance of the Company's executive compensation policies and practices. Consequently, the Proposal is so inherently vague that it is materially misleading and excludable under Rule 14a-8(i)(3).

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[3] That paragraph reads: "We believe that a company that has a clearly explained compensation philosophy and metrics, reasonably links pay to performance, and communicates effectively to investors would find a management sponsored Advisory Vote a helpful tool."

B. The Proposal Is Excludable Because It Is Unclear Regarding Who Should Act—Management Or The Board Of Directors.

The Proposal requests that at each annual meeting a proposal be "submitted by and supported by Company Management." The Supporting Statements also refer to the Company's "board and management." The Proposal and the Supporting Statements thus clearly refer to the Board and Company's "management" separately. The Proposal and Supporting Statements are vague and indefinite because they fail to distinguish between or clarify the Proposal's intention as to what actions are to be taken by the Company's Board of Directors and what actions are to be taken by the Company's management.

Under Section 701 of the New York Business Corporation Law, the directors of a New York corporation are vested with the power and authority to manage the business of the corporation. Section 701 provides, in relevant part, as follows: "Subject to any provision of the certificate of incorporation . . . the business of a corporation shall be managed under the direction of its board of directors . . . ." In addition, Article II.A. of the Company's By-Laws provides that: "The stock, property and affairs of this Company shall be managed by a Board of Directors . . . ." Moreover, under the Commission's Rule 14a-4(a), the Board solicits authority to vote the shares of the Company at the annual meeting. It is, therefore, the Board, and not the Company's management, that determines the matters to be presented to shareowners at the annual meeting.

The Proposal's requirement that all future advisory votes be submitted and supported by the Company's management conflicts with the authority of the Board under New York law and the Commission's proxy rules to control what is submitted to shareowners for a vote and to make a recommendation as to how shareowners vote on such matters. Thus, there is a fundamental lack of certainty as to how the Proposal would be implemented. Neither the shareowners nor the Company would be able to determine with any reasonable certainty the actions sought by the Proposal since the authority to submit and support the Proposal in the proxy statement rests with the Board and not the management, as would be required under the Proposal. In this respect, the vague and misleading nature of the Proposal is similar to the situation addressed in paragraph (c) of the Note to Rule 14a-9, which identifies as an example of situations that may be misleading, the "failure to so identify a proxy statement, form of proxy or other soliciting material as to clearly distinguish it from the soliciting material of any other person or persons soliciting for the same meeting or subject matter."

As noted by the company in *Jefferies Group*, which contained a proposal essentially identical to the Proposal, "fundamentally inconsistent interpretations can be made of this Proposal." Just as in *Jefferies Group*, the Proposal is subject to multiple interpretations including:

- a shareowner may decide to vote for or against the Proposal based on his or her view that it will be Company "management" that will submit and support the

future advisory vote resolutions—with this view based on a reading of the plain language of the Proposal, which calls for "management" submission and support of future advisory vote proposals; or

- a shareowner may decide to vote for or against the Proposal based on his or her view that it will be the Company Board that will submit and support the future advisory vote resolutions—with this view based on language that would appear elsewhere throughout the Company's proxy materials, including with respect to the Proposal itself, stating that it is the Board that is submitting matters for shareowners' consideration and making recommendations as to whether those matters should be supported.

The Staff frequently has concurred that proposals that are susceptible to multiple interpretations can be excluded as vague and indefinite because the company and its shareowners might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Industries, Inc.* (avail. Mar. 12, 1991). More recently, in *General Electric Co.* (avail. Jan. 26, 2009; *recon. denied* Apr. 2, 2009), the proposal requested that the Board take the steps necessary to amend the By-Laws and each appropriate governing document to give the holders of 10% of the Company's outstanding stock (or the lowest percentage allowed by law above 10%) the power to call a special shareowner meeting, and further provided that such "bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) applying to shareowners only and meanwhile not apply to management and/or the board." The proposal was susceptible to at least two interpretations, and the Staff concurred with the exclusion of the proposal as vague and indefinite. *See also Prudential Financial Inc.* (avail. Feb. 16, 2007) (concurring with the exclusion of a proposal, which was susceptible to a different interpretation if read literally than if read in conjunction with the supporting statement, as vague and indefinite); *International Business Machines Corp.* (avail. Feb. 2, 2005) (concurring with the exclusion of a proposal regarding executive compensation as vague and indefinite because the identity of the affected executives was susceptible to multiple interpretations); *Philadelphia Electric Co.* (avail. Jul. 30, 1992) (noting that the proposal, which was susceptible to multiple interpretations due to ambiguous syntax and grammar, was "so inherently vague and indefinite that neither the shareholders . . . nor the Company . . . would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires").

Consistent with Staff precedent, the Company's shareowners cannot be expected to make an informed decision on the merits of the Proposal if they are unable "to determine with any reasonable certainty exactly what actions or measures the proposal requires." SLB 14B. *See also Boeing Corp.* (avail. Feb. 10, 2004); *Capital One Financial Corp.* (avail. Feb. 7, 2003) (concurring in the exclusion of a proposal under Rule 14a-8(i)(3) where the company argued that its shareowners "would not know with any certainty what they are voting either for or against").

Here, the operative language of the Proposal is subject to alternative interpretations. Moreover, neither the Company's shareowners nor its Board would be able to determine with any certainty what actions the Company would be required to take in order to comply with the Proposal. Accordingly, we believe that as a result of the vague and indefinite nature of the Proposal, the Proposal is impermissibly misleading and, thus, excludable in its entirety under Rule 14a-8(i)(3).

II. The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because It Is Materially False Or Misleading.

The Proposal urges the Board to adopt a policy regarding advisory vote proposals to be submitted by and "supported by Company management" to ratify and approve the Board Compensation Committee Report and the executive compensation policies and practices set forth in the Company's Compensation Discussion and Analysis. As referenced above in Section I.B, the Company is governed by the Board, and it is inconsistent with state law for shareowners to dictate what the Board or the Company's management will "support."

We understand that the Company's Board does not believe that an annual advisory vote is the most appropriate means for obtaining the views of shareowners regarding the Company's executive compensation practices. This is particularly the case with the advisory vote sought under the Proposal, which is vague and ambiguous as to what exactly shareowners are being asked to vote upon or what action the Board is being asked to consider. The Company understands that Congress is considering prescribing an advisory vote on executive compensation for all U.S. public companies, and the Company, of course, would comply with any legal obligation to provide an advisory vote. Nevertheless, for the reasons addressed herein, if the Proposal is included in the Company's proxy materials, the Board will recommend a vote against the Proposal and will include a statement explaining the basis for that recommendation to shareowners. Although the proxy statement will not include the views of Company "management" regarding the Proposal, we understand that management is of the same view as the Board with regard to the advisability of an annual advisory vote as urged in the Proposal.

The inclusion of the Proposal in the Company's annual proxy statement would require the Company to include the language "submitted by and supported by Company Management," which appears to be a fundamental element of the purpose and intent of the Proposal. While the Proposal is unclear, as discussed in Section I.B above, as to whether support should come from the Board or from Company's management, it is the view of both the Board and Company's management that the Proposal should not be supported. Thus, inclusion of the Proposal would require inclusion of language that is materially false and misleading, and as such the Proposal is excludable under Rule 14a-8(i)(3).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2010 Proxy Materials. We

would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Craig T. Beazer, the Company's Counsel, Corporate & Securities, at (203) 373-2465.

Sincerely,

Ronald O. Mueller /EAI

Ronald O. Mueller

ROM/ser
Enclosures

cc: Craig T. Beazer, General Electric Company
Gwendolen Noyes
Timothy Smith, Walden Asset Management

100757913_5.DOC

Exhibit A

Ms. Gwendolen Noyes

*** FISMA & OMB Memorandum M-07-16 ***

November 2, 2009

Mr. Brackett B. Denniston III
Secretary
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

Dear Mr. Dennison:

I own 2,000 shares of General Electric Company stock. I believe that companies with a commitment to customers, employees, communities and the environment will prosper long-term and in that spirit I am pleased to be a long term General Electric shareholder. I want to commend General Electric for its leadership on the environment and climate change.

I also believe that companies should be doing all they can to increase corporate accountability related to executive compensation. I was pleased to be a co-sponsor of the shareholder resolution last year on executive compensation, assisted by Walden Asset Management my investment manager. I know your staff has been in dialogue with Tim Smith at Walden on this issue.

I am pleased to submit the resolution once again for inclusion in the 2010 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. I am the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of the above mentioned number of General Electric shares.

I have been a shareholder for more than one year and will provide verification of ownership position upon request. We will continue to be an investor through the stockholder meeting. A representative of the filers will attend the stockholders' meeting to move the resolution as required by SEC rules.

Please copy correspondence both to me and to Timothy Smith at Walden Asset Management (tsmith@bostontrust.com) or 617-726-7155 who is our investment manager and will co-ordinate this initiative with General Electric. I look forward to your response.

Sincerely,

Gwendolen Noyes

Gwendolen Noyes

ADVISORY VOTE ON EXECUTIVE COMPENSATION

RESOLVED - the shareholders of General Electric recommend that the board of directors adopt a policy requiring that the proxy statement for each annual meeting contain a proposal, submitted by and supported by Company Management, seeking an advisory vote of shareholders to ratify and approve the board Compensation's Committee Report and the executive compensation policies and practices set forth in the Company's Compensation Discussion and Analysis.

SUPPORTING STATEMENT

Investors are increasingly concerned about mushrooming executive compensation especially when it is insufficiently linked to performance

In 2009 shareholders filed close to 100 "Say on Pay" resolutions. Votes on these resolutions averaged more than 46% in favor, and close to 25 companies had votes over 50%, demonstrating strong shareholder support for this reform. Investor, public and legislative concerns about executive compensation have reached new levels of intensity.

An Advisory Vote establishes an annual referendum process for shareholders about senior executive compensation. We believe this vote would provide our board and management useful information from shareholders on the company's senior executive compensation especially when tied to an innovative investor communication program.

In 2008 Aflac submitted an Advisory Vote resulting in a 93% vote in favor, indicating strong investor support for good disclosure and a reasonable compensation package. Chairman and CEO Daniel Amos said, "An advisory vote on our compensation report is a helpful avenue for our shareholders to provide feedback on our pay-for-performance compensation philosophy and pay package."

Over 30 companies have agreed to an Advisory Vote, including Apple, Ingersoll Rand, Microsoft, Occidental Petroleum, Pfizer, Prudential, Hewlett-Packard, Intel, Verizon, MBIA and PG&E. And nearly 300 TARP participants implemented the Advisory Vote in 2009, providing an opportunity to see it in action.

Influential proxy voting service RiskMetrics Group, recommends votes in favor, noting: "RiskMetrics encourages companies to allow shareholders to express their opinions of executive compensation practices by establishing an annual referendum process. An advisory vote on executive compensation is another step forward in enhancing board accountability."

A bill mandating annual advisory votes passed the House of Representatives, and similar legislation is expected to pass in the Senate. However, we believe companies should demonstrate leadership and proactively adopt this reform before the law requires it.

We believe existing SEC rules and stock exchange listing standards do not provide shareholders with sufficient mechanisms for providing input to boards on senior executive compensation. In contrast, in the United Kingdom, public companies allow shareholders to cast a vote on the "directors' remuneration report," which discloses executive compensation. Such a vote isn't binding, but gives shareholders a clear voice that could help shape senior executive compensation.

We believe voting against the election of Board members to send a message about executive compensation is a blunt, sledgehammer approach, whereas an Advisory Vote provides shareowners a more effective instrument.

We believe that a company that has a clearly explained compensation philosophy and metrics, reasonably links pay to performance, and communicates effectively to investors would find a management sponsored Advisory Vote a helpful tool.


Boston Trust & Investment
Management Company

November 2, 2009

To Whom It May Concern:

Boston Trust & Investment Management Company manages assets and acts as custodian for the **Gwendolen Noyes** through its Walden Asset Management division. We are writing to verify that **Gwendolen Noyes** currently owns **2,000** shares of **General Electric Company** (Cusip **# 369604103**). We confirm that **Gwendolen Noyes** has beneficial ownership of at least $2,000 in market value of the voting securities of **General Electric Company** and that such beneficial ownership has existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934. Further, it is their intent to hold greater than $2,000 in market value through the next annual meeting of **General Electric Company**.

Sincerely,

Timothy Smith
Senior Vice President

One Beacon Street Boston, Massachusetts 02108 617 726 7250 fax: 617 227 2690